Exhibit 20.1

“FOR FURTHER INFORMATION CONTACT:
Jacque Underdown (831) 761-4741

FOR IMMEDIATE RELEASE

GRANITE CONSTRUCTION’S SECOND QUARTER
NET INCOME INCREASES 28%;
REPORTS OVERALL STRONG SECOND QUARTER 2004 RESULTS

Watsonville, California (August 4, 2004) Granite Construction Incorporated (NYSE:GVA) today announced improved operating results for the second quarter ended June 30, 2004. The Company reported net income of $13.8 million, or $0.34 per diluted share for the second quarter ended June 30, 2004. This compares with net income of $10.8 million or $0.26 per diluted share for the same period last year.

“Our second quarter 2004 reflects solid results turned in by both the Branch Division and Heavy Construction Division (HCD). Most of our branches are off to a good start this year. We are experiencing improved bidding success in the public sector and continued demand for our services from the private marketplace that is driving demand for our construction materials. In addition, we continue to focus our efforts on improving operational performance in both divisions,” said William G. Dorey, Granite President and CEO.

Operating Results
 For the second quarter of 2004, total revenue increased 19.0% to $558.8 million compared with $469.4 million a year ago. Total backlog at June 30, 2004 totaled $2.04 billion compared with $1.93 billion at June 30, 2003. Total company revenue for the quarter ended June 30, 2004 and backlog at June 30, 2004 includes $25.6 million and $105.1 million, respectively, resulting from consolidating certain construction joint ventures as required by new accounting rules*.

Total gross profit as a percent of revenue for the second quarter 2004 decreased to 10.7% compared with 11.3% for the same period last year. Operating income increased 46.5% to $24.9 million for the second quarter of 2004 compared with $17.0 million for the second quarter 2003.

Results by Segment
 Branch Division revenue for the quarter totaled $338.6 million, an increase of $59.1 million or 21.1% over the same period in 2003. Backlog for the Branch Division increased 23.1% in the second quarter 2004 to $660.1 million compared with $536.2 million for the second quarter 2003. Branch Division gross profit as a percent of revenue decreased for the second quarter 2004 to 12.3% compared with 13.7% for the second quarter 2003. However, primarily as a result of the increase in revenue, operating income for the Branch Division increased 20.6% for the quarter ending June 30, 2004 to $23.7 million from $19.6 million for the same period last year.

HCD revenue for the quarter totaled $220.1 million versus $189.9 million for the same period last year. HCD backlog decreased $17.1 million to $1.38 billion compared with $1.40 billion for the same period last year. HCD revenue for the quarter ended June 30, 2004 and backlog at June 30, 2004 includes $25.6 million and $105.1 million, respectively, as a result of consolidating certain construction joint ventures in the quarter as required by new accounting rules*. HCD gross profit as a percent of revenue increased in the quarter to 8.3% compared with 7.7% for the quarter ended June 30, 2003. The increase in gross profit is primarily due to profit recognized on three large projects that reached 25% completion during the quarter, partially offset by the recognition of approximately $5.4 million in additional costs attributable to unanticipated changes in estimated costs to complete one project. Until the 25 percent threshold is reached, the Company records revenues equal to costs incurred on a project, but not profit. Because of increased revenue and increased gross margin percentage, operating income for HCD increased 44.0% for the second quarter 2004 to $10.3 million compared with $7.2 million for the second quarter 2003.

Business Outlook
 “As the forces that drive our Branch business improve, our outlook for this area of our business is becoming more optimistic. Despite the uncertainty of both state transportation funding and the Federal highway bill, all of our branch offices in the West are very busy bidding and building work. Although some locations are experiencing stronger markets than others, most of our branches expect that this improved level of activity is sustainable through the end of the construction season. While interest rates have risen slightly, the demand for residential and commercial site development work in the private sector continues to be a primary driver for a number of branches,” said Dorey.

“The pipeline of large projects available for bidding also remains full. Over the next six months, HCD’s potential bid list includes approximately $3.0 billion in highway, bridge and transit work across the U.S. and in Canada. Many of these opportunities would require our expertise in the design-build method of project delivery.”

Dorey added, “We continue to forecast that 2004 HCD operating income will be better than in 2003. Our ability to achieve this expectation is dependent on several factors, including reaching 25 percent completion on a large HCD project late this year. Although we are currently on schedule, and expect to stay on schedule, it is possible this project could reach 25 percent in early 2005 rather than late 2004.”

Although it is too early in the construction season to provide specific guidance on 2004 results, given the outlook for each of the operating divisions discussed in this release, the Company believes 2004 results will be in the higher end of the range currently available on First Call/Thomson, including the gain on sale of certain assets related to a ready-mix concrete business in the first quarter 2004 of approximately $10.0 million (pre-tax).

Second Quarter Conference Call Information:
Granite will host a conference call at 8:00 a.m. Pacific Time, 11:00 a.m. Eastern Time on Thursday, August 5, 2004 which will be live on the internet, and can be accessed at www.graniteconstruction.com or by calling (913) 981-5592. A replay of the call can be accessed on the Company’s website or by calling (888) 203-1112 for domestic U.S. and Canada or (719)

457-0820 for international callers, access code 588871. The replay will be available beginning at 11:00 a.m. Pacific Time on August 5, 2004 through 9:00 p.m. Pacific Time on August 19, 2004.

Granite Construction Incorporated is a member of the S&P 400 Index and is the parent company of Granite Construction Company, one of the nation’s largest heavy civil contractors and construction materials producers. Granite Construction Company serves both public and private sector clients through its offices nationwide. For more information about Granite, please visit its website at www.graniteconstruction.com.

*Note: The Company has determined that certain of the construction joint ventures in which it participates are variable interest entities as defined by FIN No. 46 “Consolidation of Variable Interest Entities” issued by the Financial Accounting Standards Board. Accordingly, effective January 1, 2004, the Company has consolidated those joint ventures where it has determined that the Company is the primary beneficiary. There was no effect on the Company’s net income as a result of these consolidations for the three or six months ended June 30, 2004.

This press release contains forward-looking statements, such as statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and the future results of Granite that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Granite’s management. Words such as “outlook,” “believes,” “expects,” “appears,” “may,” “will,” “should,” or “anticipates,” or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Specific risk factors include, without limitation, changes in the composition of applicable federal and state legislation appropriation committees; federal and state appropriation changes for infrastructure spending; the general state of the economy; job productivity; accuracy of project estimates; weather conditions; competition and pricing pressures; and state referendums and initiatives. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Granite undertakes no obligation to revise or update publicly any forward-looking statements for any reason.